EXHIBIT 21.1
Name of Entity	State or Other Jurisdiction of Incorporation or Organization
Data Domain, International, Inc.	Delaware
Data Domain International II, Inc.	Delaware
Data Domain Bermuda LP	Bermuda
Data Domain Bermuda LLC	Delaware
Data Domain Australia Pty Ltd.	Australia
Data Domain Storage Solutions Spain	Spain
Data Domain Belgium Sprl/BVBA	Belgium
Data Domain Switzerland GMBH	Switzerland
Data Domain Finland OY	Finland
Data Domain Mexico S. de R.L. de C.V.	Mexico
Data Domain BV	The Netherlands
Data Domain Germany GmbH	Germany
Data Domain France Sarl.	France
Data Domain Sweden AB	Sweden
Data Domain Italy Ltd.	Italy
Data Domain Singapore PTE Ltd.	Singapore
Data Domain Japan KK	Japan
Data Domain Israel Ltd.	Israel
Data Domain Hong Kong Ltd.	Hong Kong
Data Domain Storage India Private Limited	India
Data Domain Malaysia SDN BHD	Malaysia
Data Domain UK Ltd.	United Kingdom